June 12, 2007

Hitachi, Ltd.

Re:	Form 20-F for Fiscal Year Ended March 31, 2006

File No. 001-08320

Mr. Terence O’Brien

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Dear Mr. O’Brien:

We respectfully submit this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) via letter dated May 10, 2007, relating to Hitachi, Ltd’s response to Staff comment letter dated February 27, 2007 concerning Hitachi, Ltd’s Form 20-F for the fiscal year ended March 31, 2006, filed on August 7, 2006.

Regarding our responses to your comments, Hitachi, Ltd. recognizes and acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below are our responses to the Staff comments. For your convenience, we have restated the comments from the Staff in italicized type and have followed each comment with our response thereto.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Fiscal 2005 Compared with Fiscal 2004

1. We note your response to prior comment 2 which indicates that you will provide an analysis of the operation income (loss) of each segment pursuant to Japanese GAAP. Since your financial statements and MD&A discussion are based in US GAAP, it is unclear how providing segment analysis on a Japanese GAAP basis would enhance the readers understanding of your business and operations. It appears that you track revenue by geography and industry segment (e.g. information & telecommunications systems) and restructuring charges by industry segment. To the extent you track other financial statement line items by geography or industry group and these segments have contributed in disproportionate way to operations, please revise MD&A to ensure that you have provided a comprehensive analysis of these items and their impact to operations. In this regard, to the extent you internally track cost of sales, SG&A expense or any other line item on a US GAAP basis, these items should be analyzed and discussed in MD&A.

We respectfully note that we generally do not track US GAAP financial line items by industry or geographical segment. To the extent that our 20-F disclosure contains segment analysis in the MD&A of Item 5, as we note in the third paragraph on page 20 of our Form 20-F, those figures are based on the segmentation presented in Item 4—Information on the Company—B. Business Overview—Segment Information, which is a non-US GAAP basis. While we recognize that including non-US GAAP segment analysis is not required, we believe that providing a basis for comparing the industry segments to each other is useful to our investors in that it allows them to understand how we view and analyze our businesses internally. We also believe that the differences between Japanese GAAP and U.S. GAAP do not cause our segment data prepared in accordance with Japanese GAAP to be misleading when read in conjunction with our U.S. GAAP financial statements.

Item 15. Controls and Procedures, page 63

2. We note your response to prior comment 10 and your proposed revisions to future filings. Your disclosure still limits the definition of disclosure controls and procedures than what is called for under Rule 13a-15(e) of the Exchange Act. As previously requested, please confirm, if true, and conform your future disclosure to indicate that your disclosure controls and procedures ensure that “information required to be disclosed by an issuer…is accumulated and communicated to the issuers management….as appropriate to allow timely decisions regarding required disclosure.”

We confirm that for the fiscal year ended March 31, 2006, we had established and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities and Exchange Act of 1934 (the “Exchange Act”)). We confirm that the disclosure controls and procedures were designed to comply with all requirements provided for in Rule 13a-15(e) and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and to ensure that material information relating to us, including our consolidated subsidiaries, is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. We will conform our disclosure in future filings.

3. We note your response to prior comment 11 regarding your determination that your disclosure controls and procedures are effective in light of the material weakness noted. We further note that your response only addresses how this material weakness relates to internal controls over financial reporting, rather than address the nature of the material weakness and your analysis to determine that your disclosure controls and procedures were effective. Clarify the nature of the material weakness and how you determined that notwithstanding this material weakness your disclosure controls and procedures were effective. As previously requested, please provide your basis, in detail, for determining your disclosure controls and procedures were effective in light of the material weakness.

As we discussed in our initial response to the Staff comments, in connection with its year-end audit of our consolidated financial statements Ernst & Young ShinNihon, or E&Y, our independent auditors reported a material weakness in our internal controls over financial reporting to our principal financial officer, our accounting department and our Audit Committee which E&Y identified in the course of the auditing of our consolidated financial statements. The material weakness E&Y reported was in respect of the sufficiency of our internal regulations and manuals in relation to U.S. GAAP considered in light of the PCAOB’s standards for audits of internal controls. Upon receiving E&Y’s report, we re-evaluated their findings as part of our internal control procedures.

During our examination of E&Y’s findings we considered the sufficiency of our internal regulations and manuals in relation to U.S. GAAP along with other internal controls we have in place to ensure the adequacy and accuracy of our financial reporting. E&Y’s primary concern was that they believed our internal regulations and manuals in regard to U.S. GAAP were not sufficiently systematized. While we believe that our internal regulations and manuals were sufficiently systematized and accessible, through our examination process we also noted supplemental measures that we have in place that we believe mitigated E&Y’s concerns.

In particular, as part of our internal controls over financial reporting, prior to the end of a fiscal year we issue supplementary notices to key accounting employees of the Company, subsidiaries and equity method affiliates who are responsible for preparing consolidated financial statements, describing important accounting standards and procedures in relation to U.S. GAAP and highlighting whom to contact with additional questions. We undertake this measure every year as part of our internal controls over financial reporting to minimize the possibility of any errors or inaccuracies during the preparation of our consolidated financial statements in accordance with U.S. GAAP. We believe that this measure effectively alerts our employees and subsidiaries to the importance of complying with U.S. GAAP and acts as part of a systematic approach to ensuring the widespread awareness of our internal regulations regarding U.S GAAP accounting. Accordingly, after our review and analysis with E&Y’s assessment of our internal controls over financial reporting, we believe that as a whole any insufficiency in the systematization in our internal regulations and manuals would have been neutralized by other internal controls we have in place. Therefore, we believe that the material weakness reported by E&Y did not affect our disclosure controls and procedures.

Moreover, as part of our routine disclosure controls and procedures, E&Y’s report on the material weakness was timely reported to our disclosure committee made up of certain executive officers, including officers who are responsible for finance, legal and corporate communications, for their review. Under its routine process of checking the adequacy and accuracy of disclosure materials including Form 20-F, the disclosure committee then reviews the findings along with the financial disclosures to determine whether the disclosure controls and procedures were satisfactory in ensuring adequate and accurate financial disclosure. The disclosure committee then reports its findings and recommendations to our President for final review.

In the current instance, our disclosure committee reviewed the E&Y audit report, examined the material weakness in internal controls reported by E&Y; determined that the material weakness reported by E&Y did not directly affect the integrity of the disclosure controls and procedures; further determined that even if the identified weakness might have a potential effect on the disclosure controls that the supplemental internal controls over financial reporting were effective measures to ensure that the 20-F financial disclosure was adequately and accurately reported; reviewed the financial disclosures in light of E&Y’s audit report and concluded that the financial disclosures required to be included with the Form 20-F filing for the year ended March 31, 2006 had been recorded, processed, summarized and reported in a manner that ensured compliance with the SEC’s specified time periods, and that the information had been accumulated and communicated to the disclosure committee in as appropriate to allow timely decisions regarding required disclosure. The disclosure committee then reported their findings to our President in a timely manner, and our President reviewed the report and came to the same conclusion.

Accordingly, due to the foregoing reasons we determined that despite E&Y’s report of a material weakness, our disclosure controls and procedures were nonetheless effective as of the time we submitted our Form 20-F for the fiscal year ended March 31, 2006.

General

4. We note your responses throughout your letter dated March 30, 2007 where you have indicated that you will revise future filings to address our comments. Please provide us supplementally with your proposed revisions to disclosure where applicable.

As requested by the SEC, we have revised our disclosure on MD&A for fiscal 2005 to be included in our Form 20-F for fiscal 2006 as shown below. Please note that our MD&A disclosure for fiscal 2005 is presently in draft form and may be revised while finalizing our Form 20-F for fiscal 2006. We will disclose our MD&A for fiscal 2006 in the same manner as the MD&A disclosure provided below. This draft disclosure is organized in the same manner as it is presented in the 20-F and may contain more disclosure than the SEC requested. In order to facilitate the staff’s review, we have highlighted the areas that are responsive to the SEC’s requests by inserting the italicized text of the staff’s comments from February 27, 2007, immediately preceding the first section responsive to the comment.

[Draft of the MD&A for fiscal 2005

to appear in Form 20-F for fiscal 2006]

The analysis of revenues and operating income (loss) by industry and geographic segment and description of restructuring measures by industry segment mentioned below are based on the segmentation presented in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan.

Although Hitachi does not present segment information in accordance with the requirements of SFAS No. 131 pursuant to the exemption to foreign private issuers, Hitachi believes that this presentation may be useful in understanding Hitachi’s results of operations. Revenues by segment include intersegment transactions which Hitachi adjusts for in calculating total revenues. Note that operating income is not presented in the consolidated statement of operations. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. Under U.S. GAAP, restructuring charges, net gain or loss on sale and disposal of rental assets and other property, impairment losses and special termination benefits are included as part of operating income (loss).

Fiscal 2005 Compared with Fiscal 2004

Summarized results of operations for fiscal 2005 and fiscal 2004 are shown below.

	Fiscal 2004	Fiscal 2005	Percent change
	(Millions of yen, except percentage data)
Total revenues	9,027,043	9,464,801	+5%
Operating income	279,055	256,012	-8%
Income before income taxes and minority interests	264,506	274,864	+4%
Income before minority interests	114,516	120,516	+5%
Net income	51,496	37,320	-28%

Responsive to Staff comments 1 and 2 in letter of February 27, 2007

1. Your results of operations in certain instances merely reiterates what is presented on the face of the financial statements. In this regard, you disclose that cost of sales increased 6% in fiscal 2005 without an explanation of the factors that contributed to this increase. We further note that there are instances when you have discussed factors that contributed to year over year changes in line items, however your discussion is vague. In this regard, you disclose that revenues located in Asia increased 13% in fiscal 2005 due to an increase in sales of hard disk drives due to strong demand. In future filings, please revise to fully explain and quantify all factors that contributed to the year over year changes in line items, to the extent those changes are material.

2. Notwithstanding the fact that you do not present segment disclosures pursuant to SFAS 131, we believe that your MD&A should provide a more comprehensive segment discussion in MD&A. Analysis of segment data, including revenues and cost of sales, should be presented with specific emphasis where a segment contributes in a disproportionate way to income or loss. Known trends, demands, commitments, events or uncertainties within a segment among the factors used by management to evaluate that segment should be discussed in MD&A.

Hitachi’s total revenues in fiscal 2005 were ¥9,464,801 million, an increase of 5% from the preceding fiscal year. Overseas revenues increased 11% over the same period, to ¥3,639,645 million. Hitachi’s cost of sales increased 6%, to ¥7,387,744 million, in fiscal 2005 compared to the preceding fiscal year, and the ratio of cost of sales to total revenues increased 1% in fiscal 2005 compared to the preceding fiscal year, to 78%. Selling, general and administrative expenses increased 2%, to ¥1,821,045 million, in fiscal 2005 compared to the preceding fiscal year, while the ratio of selling, general and administrative expenses to total revenues decreased 1% in fiscal 2005 compared to the preceding fiscal year, to 19%. Operating income, total revenues less cost of sales and selling, general and administrative expenses, decreased 8%, to ¥256, 012 million, in fiscal 2005 compared to the preceding fiscal year due primarily to decreases operating income in Digital Media & Consumer Products and Electronic Devices, partially offset by an increase in other industry segments, as analyzed below.

An analysis of revenues and operating income by industry segment is as follows. Revenues by segment include intersegment transactions which Hitachi adjusts for in calculating total revenues.

Revenues in Information & Telecommunication Systems increased 4%, to ¥2,360,956 million, in fiscal 2005 compared to the preceding fiscal year. This increase was due primarily to an increase in sales of the outsourcing business, the storage solutions business in overseas markets and HDDs. Operating income increased 25%, to ¥84,687 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an improvement of our services business which resulted from a decrease in unprofitable projects, improvement in project management and an increase in disk array subsystems owing to an increase in sales due to increased demand.

Revenues in Electronic Devices decreased 9%, to ¥1,204,407 million, in fiscal 2005 compared to the preceding fiscal year. This decrease was due primarily to a decrease in sales of large-sized LCDs due primarily to reductions in their production, partially offset by an increase in sales of small- and medium-sized LCDs. Operating income decreased 45%, to ¥20,439 million, in fiscal 2005 compared to the preceding fiscal year due primarily to a decrease in profitability of all three sizes of LCDs which resulted from a decline in unit prices of each size of LCD due to intense price competition.

Revenues in Power & Industrial Systems increased 12%, to ¥2,805,169 million, in fiscal 2005 compared to the preceding fiscal year. The primary drivers of this increase were increase in sales of construction machinery due primarily to strong demand in overseas markets, mainly in China and North America, of elevators and escalators in China due primarily to increasing demand and of automotive products due primarily to the merger with TOKICO LTD. in October 2004. Operating income increased 26%, to ¥92,552 million, in fiscal 2005 compared to the preceding fiscal year due primarily to increases in sales of construction machinery, elevators and escalators.

Revenues in Digital Media & Consumer Products increased 2%, to ¥1,305,658 million, in fiscal 2005 compared to the preceding fiscal year. This increase was due primarily to an increase in sales of flat panel TVs due to increased demand and an increase in sales of DVD-related products in domestic and overseas markets, partially offset by a decrease in sales of projection televisions and room air conditioners. Operating loss of ¥35,771 million was posted in fiscal 2005 compared to operating income of ¥8,694 million in the preceding fiscal year due primarily to a decline in profitability in DVD-related products, projection televisions and plasma display televisions which resulted from a decline in the prices of each, and an increase in costs of marketing activities.

Revenues in High Functional Materials & Components increased 6%, to ¥1,600,246 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales of materials for semiconductors and LCDs and of automotive related products, due to increased demand. Operating income increased 26%, to ¥110,069 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales and reduction of production costs.

Revenues in Logistics, Services & Others decreased 3%, to ¥1,214,784 million, in fiscal 2005 compared to the preceding fiscal year. Although sales of logistics services increased due primarily to strong demand, sales by overseas subsidiaries decreased. Operating income increased 99%, to ¥19,511 million, compared to the preceding fiscal year due primarily to an increase in sales of logistics services and improvement in profitability of overseas sales subsidiaries in Europe due primarily to a reduction of procurement costs relating to digital media products.

Revenues in Financial Services decreased 2%, to ¥517,975 million, in fiscal 2005 compared to the preceding fiscal year due primarily to a downsizing in automotive loans business, while the volumes of business in leases of information related equipment and home loans performed solidly. Operating income increased 13%, to ¥35,001 million due primarily to a reduction of sales costs.

An analysis of revenues and operating income by geographic segment is as follows. Revenues by segment include intersegment transactions which Hitachi adjusts for in calculating total revenues.

Revenues of the Company and its consolidated subsidiaries located in Japan increased 3%, to ¥7,780,402 million, in fiscal 2005 compared to the preceding fiscal year, and operating income was ¥275,715 million in fiscal 2005, almost the same compared to the preceding fiscal year. These results were primarily due to an increase in sales by the service businesses in Information & Telecommunication Systems and an increase in sales of materials for semiconductors and LCDs, partially offset by a decline in sales of LCDs due to a decline in unit prices which resulted from intense price competition.

Revenues of consolidated subsidiaries of the Company located in Asia (other than Japan) increased 13%, to ¥1,632,391 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales of HDDs, construction machinery, elevators and escalators due to strong demand. Operating income decreased 76%, to ¥6,727 million, in fiscal 2005 compared to the preceding fiscal year due primarily to a decline in profitability of HDDs which resulted from a decline in unit prices due to intense price competition, partially offset by an increase in construction machinery, elevators and escalators due to an increase in their sales.

Revenues of consolidated subsidiaries of the Company located in North America increased 16%, to ¥964,094 million, and operating income increased 130%, to ¥23,428 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales of construction machinery, HDDs and automotive products.

Revenues of consolidated subsidiaries of the Company located in Europe increased 11%, to ¥546,432 million, and operating income increased 14%, to ¥18,702 million, in fiscal 2005 compared to the preceding fiscal year due primarily to an increase in sales of the storage solutions business and construction machinery sales.

Revenues of consolidated subsidiaries of the Company located in Other Areas increased 26%, to ¥131,543 million, in fiscal 2005 compared to the preceding fiscal year. Operating income increased 101%, to ¥6,555 million, in fiscal 2005 compared to the preceding fiscal year.

Responsive to Staff comment 4 in letter of February 27, 2007

4. We note that you recorded impairment losses for long-lived assets in each period presented “due primarily to a change in the extent or manner in which the assets were used.” This disclosure does not provide readers with an understanding of the specific facts and circumstances that led to the impairment. Please expand your disclosures in future filings to address why there was a change in the extent or manner in which the assets were used.

In fiscal 2005, Hitachi recorded impairment losses for long-lived assets in the amount of ¥27,408 million. The majority of the impairment losses were recorded on long-lived property, plant and equipment in Japan and the United States. The material factors of the impairment losses are: ¥11,631 million of the total recorded impairment loss was recorded in Information & Telecommunication Systems due primarily to decreased production volume in certain production lines of HDDs due to changes in their product line-up; ¥7,265 million of the total recorded impairment loss was recorded in Electronic Devices due primarily to a downsizing in large-sized LCDs operations; and ¥4,120 million of the total recorded impairment loss was recorded in High Functional Materials & Components mainly for optical fiber manufacturing equipments due to a decrease in profitability in optical fiber business due to changes in business circumstance. These losses were mainly the result of changes in the extent or manner in which the assets were used, and were determined based primarily on discounted future cash flows.

In fiscal 2005, Hitachi recorded restructuring charges of ¥4,429 million, associated primarily with the restructuring measures in Electronic Devices and High Functional Materials & Components. See “Restructuring” in this Item.

Interest income increased 35% in fiscal 2005 compared to the preceding fiscal year, to ¥18,170 million due primarily to the rise of interest rates. Dividend income increased 8% in fiscal 2005 compared to the preceding fiscal year, to ¥6,421 million.

Other income decreased from ¥67,024 million in fiscal 2004, to ¥63,002 million in fiscal 2005. The decrease is largely due to the absence of the large gain from the issuance of stock by Elpida Memory, Inc., which was recorded in fiscal 2004. The major components of other income in fiscal 2005, were gains mainly result from the sales of shares of Hitachi High-Technologies Corporation, Hitachi Systems & Services, Ltd.

Interest charges increased 14% in fiscal 2005 compared to the preceding fiscal year, to ¥33,265 million due primarily to an increase in the issuance of commercial paper by our financial subsidiaries.

Other deductions, mainly comprised of losses due to disposal of fixed assets, decreased from ¥11,796 million in the previous fiscal year to ¥3,639 million.

As a result of the foregoing, income before income taxes and minority interests increased 4%, to ¥274,864 million, in fiscal 2005 compared to the preceding fiscal year.

Responsive to staff comment 5 in letter of February 27, 2007

5. In future filings, provide a more comprehensive discussion of your income tax expense, including why your deferred tax asset valuation allowance increased ¥85 billion during 2006.

Income taxes in fiscal 2005 increased 3%, to ¥154,348 million, from ¥149,990 million in the preceding fiscal year, due to an increase in taxable income. Deferred tax increased due to the recognition of subsidiaries’ loss carry forwards; however, valuation allowances were made for a substantial portion of these loss carry forwards. As a result, income before minority interests in fiscal 2005 increased 5%, to ¥120,516 million, from the preceding fiscal year.

Minority interests in fiscal 2005 increased 32%, to ¥83,196 million, from the preceding fiscal year due primarily to improvement as a whole in the business results of publicly-held subsidiaries, such as Hitachi Construction Machinery, Co., Ltd., Hitachi Chemical Co., Ltd. and Hitachi Metals, Ltd.

As a result of the foregoing, net income in fiscal 2005 decreased 28% from the preceding fiscal year, to ¥37,320 million.

Responsive to staff comment 6 in letter of February 27, 2007

6. We note your disclosure on page 91 that discusses a goodwill impairment charge of ¥11.5 billion during 2005. Revise future filings to provide a more comprehensive discussion of the events and circumstances that led to the impairment of goodwill and the current status of the particular circumstances that led to the impairment. Also address the segment that this goodwill impairment related to and how this charge impacted the respective segment’s performance.

We acknowledge that the SEC has requested we provide a more comprehensive discussion of the events and circumstances that led to the impairment of goodwill. Although we recorded a pretax goodwill impairment of ¥11.5 billion during 2005 (as of March 31, 2005), the goodwill impairment loss was recorded in fiscal 2004. The amount of goodwill impairment loss recorded in fiscal 2005 and fiscal 2006 was very small and did not significantly affect selling, general and administrative expenses. Consequently, we did not include a note to our consolidated financial statements addressing goodwill impairment loss for fiscal 2005 because such loss did not have a material effect on our results of operations. We will include an explanation of goodwill impairment loss in the future if it significantly affects the results of operations.

Responsive to staff comment 8 in letter of February 27, 2007

8. In future filings, please expand your discussion of critical accounting policies, specifically goodwill, pensions and your valuation allowance for deferred tax assets, to address the existence of material estimates or assumptions, how these matters may affect the financial statements and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

We acknowledge that the SEC has requested we expand our discussion of critical accounting policies, specifically goodwill, pensions and our valuation allowance for deferred tax assets. We have not included a discussion of goodwill accounting policies because our goodwill charges have not been significant over the last two years and, consequently, did not have a material impact on our operations. We will expand our explanation of our accounting policies for goodwill should we determine that our goodwill charges materially affect the results of operations. Our discussion of critical accounting policies for pensions is addressed in the Retirement Benefits section below. We have not included a discussion of our valuation allowance for deferred tax assets because the estimation of the valuation allowance is primarily and significantly affected by future market conditions in each of our business operations. Our business is highly diversified and market conditions are varied therefore quantifying an estimation of the valuation allowance is impracticable. We will expand our explanation of our valuation allowance for deferred tax assets if a concrete event occurs which would materially affect our results of operations.

[Selected section from draft of the Critical Accounting Policies to appear in Form 20-F for fiscal 2006]

Retirement Benefits

Hitachi has a significant amount of employee retirement benefit costs which are developed from actuarial valuations. Inherent in these valuations are key assumptions in estimating pension costs including mortality, withdrawal, retirement, changes in compensation, discount rate and expected return on plan assets. Hitachi is required to estimate the key assumptions by taking into account various factors including personnel demographics, current market conditions and expected trends in interest rates. Hitachi determines the discount rate by looking to available information about rates implicit in return on high-quality fixed-income governmental and corporate bonds. Accordingly, the discount rate is likely to change from period to period based on these ratings. A decrease in the discount rate results in an increase in actuarial pension benefit obligations. Increases and decreases in the pension benefit obligation affect the amount of the actuarial gain or loss which is amortized into income over the service lives of employees. Changes in the key assumptions may have a material effect on Hitachi’s financial position and results of operations. Management believes that estimation of the key assumptions is reasonable under the various underlying factors.

The table below shows the sensitivity to a change in discount rates and the expected rate of return on plan assets, holding all other assumptions constant.

	Effect on pre-tax income For the year ended March 31, 2008		Effect of PBO As of March 31, 2007
(Millions of yen)
Discount rates
0.5% decrease	(/,///	)	///,///
0.5% increase	/,///		(///,///	)
Expected rate of return on plan asset
0.5% decrease	(/,///	)
0.5% increase	/,///

[Selected section from notes to financial pages

to appear in Form 20-F for fiscal 2006]

Note (3) Investments in Securities and Affiliated Companies, page 84

Responsive to staff comment 14 in letter of February 27, 2007

14. We note that you have unrealized losses related to your investments in securities and affiliated companies during 2006 that have been in a continuous loss position for 12 months or longer. We also note your disclosures in Note 2(f) which provides a general understanding of how you evaluate these investments for impairment. Given the increase in the gross losses related to securities that have been in a continuous unrealized loss position for more than 12 months, please expand future filings to provide the specific disclosures required by Paragraph 21 b of EITF 03-01.

The sum of gross unrealized holding losses on available-for-sale securities which have been in a continuous unrealized loss position for other than temporary, as of March 31, 2007 is about ¥10 billion and the aggregation of many investments of which loss position are less than ¥0.1 billion. We believe it is not material. We will disclose as follows.

The following is a summary of gross unrealized holding losses on available-for-sale securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of March 31, 2007 and 2006.

	Yen (millions)
	2007				2006
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer
	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses	Aggregate fair value	Gross losses
Short-term investments:
Debt securities	—	—	/,///	//	8,279	7	991	9
Other securities	//	/	—	—	1,152	49	—	—

	//	/	/,///	//	9,431	56	991	9
Investments and advances:
Equity securities	/,///	/,///	/,///	///	1,105	111	14,035	2,057
Debt securities	/,///	//	//,///	///	28,152	1,410	13,110	1,308
Other securities	/,///	//	/,///	//	5,007	86	4,717	128

	//,///	/,///	//,///	/,///	34,264	1,607	31,862	3,493

	//,///	/,///	///,///	/,///	43,695	1,663	32,853	3,502

Note (17) Commitments and Contingencies, page 109

Responsive to staff comment 16 in letter of February 27, 2007

16. We note your rollforward of warranty activity for the years ended March 31, 2006 and 2005. Please revise your disclosure in future filings to separately present the rollforward information for the period ending March 31, 2004. Refer to Paragraph 14b of FIN45.

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The changes in accrued product warranty costs for the years ended March 31, 2007, 2006 and 2005 are summarized as follows:

	Yen (millions)
	2007		2006	2005
Balance at beginning of year	//,///		74,046	61,417
Expense recognized upon issuance of warranties	//,///		59,550	61,696
Usage	(//,///	)	(56,177)	(48,996)
Other, including effect of foreign currency translation	///		4,031	(71)

Balance at end of year	//,///		81,450	74,046

Note (21) Sales of Stock by Subsidiaries or Affiliated Companies, page 113

Responsive to staff comment 17 in letter of February 27, 2007

17. In future filings, please present the gains recognized for the sale of subsidiaries stock on the face of the income statement. Refer to Question 6 of SAB Topic 5:H and note that this presentation on the face of the income statement is without regard to materiality.

	Yen (millions)
	2007	2006	2005
Revenues:
Product sales		8,486,190	8,055,179
Financial and other services		978,611	971,864

Total revenues		9,464,801	9,027,043
Cost of sales:
Product sales		(6,683,759)	(6,258,922)
Financial and other services		(703,985)	(702,348)

Total cost of sales		(7,387,744)	(6,961,270)
Selling, general and administrative expenses		(1,821,045)	(1,786,718)

Impairment losses for long-lived assets		(27,408)	(26,797)
Restructuring charges		(4,429)	(33,307)
Interest income		18,170	13,413
Dividends income		6,421	5,971
Gains on sales of stock by subsidiaries or affiliated companies		393	14,422
Other income		62,609	52,602
Interest charges		(33,265)	(29,057)
Other deductions		(3,639)	(11,796)

Income before income taxes and minority interests		274,864	264,506

Income taxes		(154,348)	(149,990)

Income before minority interests		120,516	114,516
Minority interests		(83,196)	(63,020)

Net income (loss)		37,320	51,496

	Yen
Net income (loss) per share:
Basic		11.20	15.53
Diluted		10.84	15.15

5. We note your responses to comments 18 and 19 from our letter of February 27, 2007 and the statement that your sales are to “unaffiliated third parties.” Please tell us whether and the extent to which the governments of the five countries identified by the U.S. as state-sponsors of terrorism, or entities controlled by them, are your customers or receive cash or other financing in connection with your operations. To the extent your customers include government-related entities in the five countries or such countries or entities receive cash or other financing in connection with your operations, please expand your qualitative materiality analysis to take into account the potential impact of such activities on your reputation and share value.

As we noted in our response to comments 18 and 19 of your letter of February 27, 2007, our sales to T-5 countries consist largely of consumer products and products and services related to public infrastructure. Our sales of consumer products are to wholesale distributors for resale in the consumer market. We make these sales on normal commercial terms of credit to the wholesalers, and these sales do not involve cash or financing payments by us to any governmental entity of the relevant T-5 country. If any government taxes are due in relation to these sales, they are paid by the local purchasers and not the Hitachi related seller.

Our sales and services relating to public infrastructure projects, including maintenance of thermal power plants and the sales of turbo compressors for oil refining plants, induction motors for industrial plants and construction machinery may include contracts with government entities in T-5 countries. Such infrastructure related sales and services are contracted on normal commercial terms with payment due either on delivery or shortly thereafter, or, in the case of services and longer term projects, at regular periodic intervals, and do not involve any cash or financing payments by us to any governmental entity of the relevant T-5 country.

Accordingly, because our activities in T-5 countries do not result in cash or financing payments by us to any government of a T-5 country; because the sales of consumer products do not contribute to the ability of such states to sponsor terrorism; because the sales are of a de minimis nature, the sales are not material to the results of operations of Hitachi or our subsidiaries and do not result in a build up of assets or liabilities that has any relevant effect on our financial condition, when analyzed on a qualitative basis, we do not believe that our activities in the T-5 countries have any material effect on our reputation or our share value.

6. In this regard, you state that your internal rules require all of your subsidiaries to comply with the U.S. Export Administration Regulations. Advise us whether any of your products sold in the five countries include dual-use items or components. Also, tell us whether, pursuant to your internal rules, you and your subsidiaries apply to all transactions the same standards as would apply if the transactions were subject to licensing by the Bureau of Industry and Security; check customer identification against the Specially Designated Individuals list; or otherwise treat your foreign exchange and trade operations as if you were a U.S. company.

Hitachi and our subsidiaries maintain a strict policy for complying with all local export regulations (e.g. Japanese Export Control Laws and Regulations in case of export from Japan) and US Export Administration Regulations (i.e. EAR) as they apply to foreign companies regarding controls on re-exports. The policy is based on a multi-level screening process that sales divisions must comply with for all direct and indirect export transactions that is designed to ensure that no Hitachi products are used for weapons of mass destruction or sold to terrorist related parties.

As the first step in the process, sales teams are required to undertake end-user and end-use screening. End-user screening involves checking to see whether the end-user is on any concerned parties list including the Japan Ministry of Economic Trade and Industry, or METI, Foreign User List, the US Denied Persons List, the US Entity List, and the US Specially Designated Nationals list among others. If the customer is on one of the lists and the transaction with them is legally restricted, the transaction is not approved at all. Even if the customer is on one of the lists but the transaction with them is not legally restricted, the transaction is not approved, in principle. In addition to these checks, we conduct additional customer screening to ensure that the sales are not made to people with ties to terrorist organizations, or seeking to build weapons of mass destruction. These checks include looking into the nature and location of the business, the identity of the purchaser and the business owner’s identity, the location of the customer’s sales operations and market and whether the customer has an export compliance program, among other factors. If any flags are raised, the transaction is subject to further scrutiny or denied approval.

Likewise, the sales are checked to confirm whether the product is on one of the controlled product lists of the local export control regulations (e.g. Japanese Export Control Laws and Regulations in case of export from Japan). In addition, in case of items subject to the EAR, the sales are checked to confirm whether or not the product is on the Commerce Control List maintained by the US Bureau of Industry and Security, or BIS. Even if a product is not subject to re-export licensing by the BIS, if a product is subject to the EAR on the Commerce Control List, the transaction is given heightened scrutiny regarding the identity of the customer, and the uses and final destination of the product.

7. We note the statement in the penultimate paragraph of your response that your “sales to these countries are heavily regulated.” Please clarify for us the regulatory schemes that apply to the referenced sales, as opposed to the regulatory schemes from which you believe they are exempt.

All our sales to T-5 countries must comply with the local export control regulations (e.g. Japanese Export Control Laws and Regulations in case of export from Japan) as well as the US Export Administration Regulations as they apply to foreign companies. If the sales are made by our US subsidiaries, the sales must comply with the US Export Administration Regulations as they apply to US companies. Likewise, if the sales are made through subsidiaries in other countries, they must additionally comply with any local export regulations.

Please contact Theodore Paradise or Jeremy Entwisle of Davis Polk & Wardwell, our outside US counsel, with any questions you may have regarding this letter.

Sincerely yours,

/s/ Masahiro Hayashi
Masahiro Hayashi
Executive Vice President and Executive Officer
Hitachi, Ltd.